SECURITIES & EXCHANGE COMMISSION WASHINGTON, D. C. 20549 NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Cardinal Health, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W. , Washington, D. C. 20001

Written materials (voluntary submission) are submitted pursuant to Rule 14a - 6(g)(1) promulgated under the Securities Exchange Act of 1934: _______________________________________________________________________________________

October 2018

Re:	Please Support Item #4 on the Inclusion of Legal and Compliance Costs in Executive
Pay

Dear Fellow Cardinal Health, Inc. , Shareholders:

We urge you to vote FOR Item #4 on the proxy, a shareholder proposal calling on Cardinal Health (NYSE:CAH) to adopt a policy to not exclude legal and compliance costs in the calculation of executive pay, at the annual shareholder meeting on November 7, 2018. Given the more than 1,000 lawsuits the company faces over its alleged role in the opioid epidemic, we believe it is critical that executives, and not just shareholders, bear the costs of any resulting fines or settlements.

Executive Pay Metrics Exclude Litigation Charges

The company has, historically, used non - GAAP profit measures in both its annual and long - term incentive plans that exclude, among other things, litigation charges. While we agree that some adjustments to GAAP earnings measures may be appropriate, senior executives should not be insulated from legal risks, particularly when they pertain to the performance of one of the company s core compliance risks the safe and secure distribution of drugs. The board s clarificat ion that legal defense costs (but not settlements of penalties and fines) are included in the calculation of executive pay is welcomed, but this practice does not address the chief concern of our proposal that the material risks from core compliance challenges are not adequately factored into CEO pay.

Opioid - Related Legal Risks Escalating

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

In the space of a single fiscal year, the number of opioid -related lawsuits against Cardinal has soared from around two dozen to over a thousand. Many of these claims have been consolidated in the closely - watched multi - district proceedings, known as the National Prescription Opiate Litigation, in the U.S. District Court for the Northern District of Ohio, which has industry watchers drawing parallels to the tobacco settlements of two decades ago. The company acknowledges, in its latest 10 -K, that the defense and resolution of these lawsuits could adversely affect our results of operations and financial condition or have adverse repu tational or operational effects on our business.

Cardinal Health, Inc., Shareholders October 2018 Page 2

Thirty- nine attorney generals have also formed a multi - state task force to investigate the role of distributors, including Cardinal, in the opioid epidemic, while Congress continues to probe the conduct of the industry. Notably, in May, Executive Chairman George Barrett was forced to defend Cardinal s practices in West Virginia before the U.S. House s Energy and Com merce Committee, where he struggled to explain how Cardinal shipped an average of 4,000 opioid pills per day between 2009 to 2011 to a single pharmacy in Mount Gay, WV, population just 1,800. In total, Cardinal shipped more than 241 million opioid doses to West Virginia, a state of 1.8 million, between 2007 and 2012 -- more than any other drug distributor.

Given the mounting legal risks facing Cardinal, rather than dismiss this precatory resolution as broad and unnecessary, we believe the onus is on the company to demonstrate how it ensures executives are not insulated from the serious legal risk shareholders face from management s performance.

Opioid - Related Compliance Re - occurring Problem

Cardinal has already paid nearly $100 million to settle state and regulatory claims that it failed to report suspicious orders of prescription opioids, including two settlements with the Department of Justice, in 2008 and 2014. Given this history and the repeated assurances from the company as to the seriousness with which it takes its anti - diversion responsibilities, it is reasonable to ask as the U.S. House Energy and Commerce Committee did - how will this time be different? How can shareholders be assured that Cardinal is effectively addressing challenges in its compliance programs? We believe adopting this proposal and the incentives and accountability it fosters would go a long way to addressing these concerns.

Support Opioid Accountability at Cardinal Vote For Item #4

We believe the opioid emergency presents a heightened level of risk for Cardinal investors. We also believe Cardinal is well positioned to incentivize senior executives to mitigate these risks by ensuring their compensation is tied to effective management of this crisis. As it is structured now, Cardinal insulates senior executives from legal risks by removing settlement costs and fines from the metrics that determine their incentive compensation. Accordingly, we urge support for this resolution.

Sincerely,

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Ken Hall	Seth M. Magaziner
General Secretary-Treasurer	General Treasurer
State of Rhode Island & Providence Plantations
KH/SM/z

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.